

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2012

<u>Via E-mail</u>
Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4th Floor Belvedere Building
69 Pitts Bay Road
HM 08, Bermuda

  Re: Teekay Corporation
     Form 20-F for Fiscal Year Ended December 31, 2010
     Filed April 14, 2011
     File No. 001-12874

Dear Mr. Lok:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief